

17016531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69528

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arrowroot Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 1830
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert F. Santos 310-341-4774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – if individual, state last, first, middle name)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Robert F. Santos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrowroot Partners, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director

Title

please see the affixed CA Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF Los Angeles

Subscribed and sworn to (or affirmed) before me on this 23 day of February 2017 by Roberto Francisco Santos, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)


Somalia Sloane Goldsby
COMM. 2011035
NOTARY PUBLIC CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Mar. 10, 2017

ARROWROOT PARTNERS, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2016
(with supplementary information)

TABLE OF CONTENTS

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
Arrowroot Partners, LLC
Santa Monica, CA 90401

I have audited the accompanying statement of financial condition of Arrowroot Partners, LLC (the "Company"), as of December 31, 2016 and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.
In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 15, 2017

ARROWROOT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS		
Cash	$	13,780
Accounts Receivable		17,750
Pre-paid Assets		500
Other Assets (Securities)		
Non-Marketable Securities		177,600
TOTAL ASSETS	$	209,630
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$	800
TOTAL CURRENT LIABILITIES		800
MEMBER'S EQUITY		
Member's Equity		21,331
NET INCOME		187,499
TOTAL MEMBER'S EQUITY		208,830
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	209,630

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2016

REVENUES		
M&A Advisory Fees	$	108,250
M&A Advisory Fees- Equity Shares		177,250
Unrealized gain on equity shares		350
TOTAL REVENUES		285,850
OPERATING EXPENSES		
Bank Service Charges		101
Bookkeeping Fees		3,000
Computer & Internet		2,343
Continuing Education		200
Email Archiving		131
Filing fees		8,865
Insurance (BD & Fidelity Bond)		980
Legal		1,418
Licenses & Permits		232
Meals & Entertainment		5,311
Office Supplies		94
Postage & Delivery		137
Professional fees		61,514
Rent		6,000
Toll & Parking		740
Telephone		38
Travel		6,447
Other operating expenses		0
TOTAL OPERATING EXPENSES		97,551
OTHER INCOME/EXPENSE		
Net Income before Income Taxes		188,299
Provision for Income Taxes		(800)
NET INCOME	$	187,499

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2016

MEMBER'S EQUITY

Balance as of January 1, 2016	$	21,331
Capital Contributions		0
Net Income for period		187,499
Balance as of December 31, 2016	$	208,830

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	S	187,499
Equity shares		(177,250)
Unrealized gains on equity shares		(350)
Adjustments to reconcile net income to net cash provided by operating activities		
Accounts Receivable		(17,750)
Pre-paid expenses		414
Accounts payable and other liabilities		(200)
NET CASH USED IN OPERATING ACTIVITIES		7,637
CASH FLOWS USED IN INVESTING ACTIVITIES		-
CASH FLOWS USED IN FINANCING ACTIVITIES		
NET DECREASE IN CASH		(7,637)
CASH- January 1, 2016	$	21,417
CASH- End of year	$	13,780
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year:		
Interest	$	-
Income taxes	$	-

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2016

NOTE 1 -Organization

Arrowroot Partners, LLC (the "Company") is a California Limited Liability Company formed on August 5, 2014. The Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, on August 21, 2015. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company conducts the following types of business: (1) private placements of securities; and (2) M&A Corporate Advisory Services. The company derives revenue primarily from M&A advisory fees and other investment banking fees earned through the placement of securities.

The Company is a wholly-owned subsidiary of Vitreous Partners Holdings, LLC ("Parent").

NOTE 2 -Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LLC Formation
The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organizations tax returns are more likely than not be to sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Revenue Recognition
Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Stocks received as compensation are recorded at market value at the successful completion of the project.

Income Taxes
The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The State of California has a similar treatment, although there is a provision for a gross receipts tax and a minimum Franchise Tax of $900and $800 respectively. The accounting principles general accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Recent Accounting Pronouncements

Management does not believe there are any issued, but not yet effective, accounting standards if currently adopted which would have a material effect on the accompanying consolidated financial statements.

NOTE 3 –Related Party Transactions

The Company has entered into an expense sharing agreement with the Vitreous Partners, LLC ("Vitreous"), a subsidiary of the company's common parent, Vitreous Partners Holdings, LLC, effective August 21, 2015. The terms of this agreement stipulate that Vitreous provides for certain operating expenses and other specific business expenses. Some of the overhead expenses incurred, such as rent, are paid by Vitreous and reimbursed by the Company by a monthly payment of $500. Overhead expenses, as defined by the agreement, shall include rent other operating costs incurred in the ordinary course of business. From January 1, 2016 to December 31, 2016, $6,000 was reimbursed to Vitreous which was recorded for rent. In addition, Vitreous Partners, LLC advanced $204 to the Company for SIPC fees and pays the FINOP services directly which consists of $1,400 per month.

NOTE 4 –Operating Lease

The Company leased its premises from a related party (see Note 3). The Company pays Vitreous Partners, LLC $500 per month per the expense sharing agreement. Rent expense from January 1, 2016 to December 31, 2016 was $6,000.

NOTE 5 –Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices in an active market for identical assets or liabilities.

Level 2 Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable

Level 3 Assets and liabilities whose significant value drivers are unobservable.
(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The carrying amount of the Company's other assets and liabilities approximate fair value as of December 31, 2016.

Assets	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Non-Marketable Securities	$0	$0	$177,600	$177,600
Total	$0	$0	$177,600	$177,600

NOTE 6 -Net Capital Requirement

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2016, the Company had net capital of $12,980 which was $7,980 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($800) to net capital ratio was 0.06 to 1.

NOTE 6 -Net Capital Requirement

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 8 – Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue.

NOTE 9 –SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal year end December 31, 2016 because the Company's SIPC net operating revenues are under $500,000.

NOTE 10 –Subsequent Events

In accordance with FASB ASC 855 "Subsequent Events", the Company has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 15, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure. Investments in stocks fluctuate on a daily basis. At February 15, 2017, the value of the investments decreased by $12,440 to $165,159.

ARROWROOT PARTNERS, LLC

Supplemental Information

For the Year Ended December 31, 2016

ARROWROOT PARTNERS, LLC
COMPUTATION OF NET CAPITAL PUSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2016
SCHEDULE I

COMPUTATION OF NET CAPITAL		
Members' Equity	$	208,830
Deductions and/or charges (Non-Allowable Assets):		
Accounts Receivable		(17,750)
Total Non-Marketable Securities		(177,600)
Pre-paid Expenses		(500)
NET CAPITAL	$	12,980
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, 6 2/3% of total aggregate indebtedness		53
Minimum dollar net capital requirement of broker and dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	7,980
*Excess net capital at 1,000%	$	6,980
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrues expenses	$	800
TOTAL AGGREGATE INDEBTEDNESS		800
Ratio: aggregate indebtedness to net capital		0.06:1

*Net capital less the greater of 10% of Aggregate Indebtedness or 120% of Minimum dollar net capital requirement

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the unaudited FOCUS Form X-17A-5 Part IIA, as filed by the company.

ARROWROOT PARTNERS, LLC
COMPUTATION FOR DETERMINING OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2016
SCHEDULE II

A computation of reserve requirements is not applicable to Arrowroot Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

ARROWROOT PARTNERS, LLC
INFORMATION RELATING TO POSSESSION AND CONTROL REUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2016
SCHEDULE III

Information relating to possession or control requirements is not applicable to Arrowroot Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

ARROWROOT PARTNERS, LLC

REPORT ON EXEMPTION PROVISIONS
REPORT PURSUANT TO PROVISIONS OF 17 C.F.R. § 15c3-3(k)
For the Year Ended DECEMBER 31, 2016

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
Rocklin, California 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Members
Arrowroot Partners, LLC

I have reviewed management's statements, included in the accompanying Arrowroot Partners, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 15, 2017



100 Wilshire Blvd | Suite 1830 | Santa Monica, CA 90401 | USA |

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive

Rocklin, CA 95765

Attention: **Elizabeth Tractenberg**

Re: SEA Rule 17a-5(d)(4) Exemption Report

February 20, 2016

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Incorporated met the Section 204, 15C3-3 (k)(2)(i) exemption for the period August 21, 2015 to December 31, 2015.

All the best,

Robert Santos, CEO & CCO